UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 31, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 31, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Management Statement

30 September 2012

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the 9 months to 30 September 2012 to the corresponding 9 months of 2011 and balance sheet comparatives relate to 30 June 2012. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and one-off in nature and hence not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at
http://group.barclays.com/about-barclays/investor-relations#institutional-investors.

The financial information on which this Interim Management Statement is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2011 Annual Report.

The information in this announcement, which was approved by the Board of Directors on 30 October 2012, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 7 December 2012 to ADR holders on the record on 9 November 2012.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Performance Highlights

"These results demonstrate that we continue to have good momentum in our businesses despite the difficulties we faced through this period. While we have much to do to restore trust among stakeholders, our universal banking franchise remains strong and well positioned. I am proud of how our colleagues have continued to focus on delivering for our customers and clients, and am grateful for our customers' and clients' continued loyalty to Barclays.

We look forward to closing out 2012 in a strong position, and to sharing more with you in February 2013 about how we intend to make Barclays the 'Go-To' bank for all of our stakeholders."

Antony Jenkins, Chief Executive

. Adjusted profit before tax up 18% to £5,954m for the nine months ended 30 September 2012, with an improvement of 27% in Corporate and Investment Banking

.   Statutory profit before tax down 86% to £712m, including an own credit charge of £4,019m (2011: gain of £2,971m), gain on disposal of BlackRock investment of £227m (2011: impairment/loss of £1,858m) and a £1,000m (2011:
       £1,000m) provision for Payment Protection Insurance (PPI) redress, of which £700m was recognised in Q3

.   Adjusted return on average shareholders' equity increased to 8.8% (2011: 8.4%) with improvements in the majority of our businesses. Statutory return on average shareholders' equity was negative 0.5% (2011: positive 6.9%)

.   Adjusted income is in line with prior year at £22,347m despite challenging economic conditions, the continuing low interest rate environment and non recurrence of gains from the disposal of hedging instruments in Q3 11

. Investment Bank income improved 7% to £9,129m. Q3 12 Investment Bank income was £2,633m, up 17% on Q3 11 but down 13% on the strong Q2 12 performance

.   Credit impairment charges were down 7% at £2,657m, principally reflecting improvements in the UK businesses, offset by higher charges in the Investment Bank and the RBB businesses in Europe and Africa

.   Operating expenses, excluding the £1,000m (2011: £1,000m) provision for PPI redress and £450m (2011: nil) provision for interest rate hedging products redress, were down 4% to £13,832m. Non-performance costs reduced 3% to
       £11,837m and performance costs reduced 9% to £1,995m

.   During Q3 12, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced 15% to £4.8bn. The Group reduced local Euro funding mismatches in Spain by £2.4bn to £0.1bn and in Portugal by £0.4bn to £3.3bn

.   Core Tier 1 ratio strengthened to 11.2% in Q3 12 (30 June 2012: 10.9%). Risk weighted assets reduced 3% to £379bn, principally reflecting risk reduction in Corporate and Investment Banking and foreign exchange movements, partially offset by a change in methodology on loss given default for sovereign exposures

.   The Group continues to access both secured and unsecured term funding markets and has met its term funding needs for 2012 having raised £22bn of term funding in the first nine months of 2012, including £1bn through Barclays participation in the Bank of England's Funding for Lending Scheme

.   The liquidity pool was £160bn (30 June 2012: £170bn), remaining well above our liquidity risk appetite and within the month end range of £152bn to £173bn for the year to date (Full Year 2011: £140bn to £167bn)

Performance Highlights

Barclays Unaudited Results	Adjusted1	Statutory

for the nine months ended	30.09.12	30.09.11		30.09.12	30.09.11
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	22,347	22,300	-	18,555	25,213	(26)
Impairment charges and other provisions	(2,657)	(2,851)	(7)	(2,657)	(4,651)	(43)
Net operating income	19,690	19,449	1	15,898	20,562	(23)
Operating expenses	(13,832)	(14,441)	(4)	(15,282)	(15,488)	(1)
Other net income/(expense)2	96	54		96	(8)
Profit before tax	5,954	5,062	18	712	5,066	(86)
Profit after tax	4,167	3,868	8	374	3,349	(89)

Performance Measures
Return on average shareholders' equity	8.8%	8.4%		(0.5%)	6.9%
Return on average tangible shareholders' equity	10.3%	10.1%		(0.6%)	8.3%
Return on average risk weighted assets	1.4%	1.3%		0.1%	1.1%
Cost: income ratio	62%	65%		82%	61%
Loan loss rate	69bps	74bps		69bps	74bps

Basic earnings per share	29.3p	26.5p		(1.7p)	22.2p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Capital and Balance Sheet				30.09.12	30.06.12	% Change
Core Tier 1 ratio				11.2%	10.9%
Risk weighted assets				£379bn	£390bn	(3)
Adjusted gross leverage				20x	20x	-
Group liquidity pool				£160bn	£170bn	(6)
Net asset value per share				444p	443p	-
Net tangible asset value per share				379p	379p	-
Loan: deposit ratio				111%	111%

Adjusted1	Statutory

Profit/(Loss) Before Tax by Business	30.09.12	30.09.11		30.09.12	30.09.11
	£m	£m	% Change	£m	£m	% Change
UK	1,146	1,198	(4)	296	798	(63)
Europe	(151)	(109)	39	(151)	(109)	39
Africa	330	561	(41)	330	563	(41)
Barclaycard	1,150	949	21	1,000	302	231
Retail and Business Banking	2,475	2,599	(5)	1,475	1,554	(5)
Investment Bank	3,205	2,698	19	3,205	2,698	19
Corporate Banking	444	167	166	(6)	103
Corporate and Investment Banking	3,649	2,865	27	3,199	2,801	14
Wealth and Investment Management	200	153	31	200	153	31
Head Office and Other Operations	(370)	(555)	(33)	(4,162)	558
Total profit before tax	5,954	5,062	18	712	5,066	(86)

1   Adjusted performance measures and profit before tax exclude the impact of an own credit charge of £4,019m (2011: gain of £2,971m), gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m), impairment of investment in BlackRock Inc. of £nil (2011: £1,800m), provision for PPI redress of £1,000m (2011: £1,000m), provision for interest rate hedging products redress of £450m (2011: £nil), gains on acquisitions and disposals of £nil (2011: loss of £62m) and goodwill impairment of £nil (2011: £47m).

2 Comprises: share of post-tax results of associates and joint ventures; profit or loss on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Barclays Results by Quarter

Barclays Results by Quarter	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,872	7,337	8,138	6,212	7,001	7,549	7,750
Credit impairment charges and other provisions	(825)	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Net operating income	6,047	6,283	7,360	5,261	5,978	6,642	6,829
Operating expenses (excluding UK bank levy) 1	(4,341)	(4,542)	(4,949)	(4,414)	(4,659)	(4,940)	(4,842)
UK bank levy	-	-	-	(325)	-	-	-
Other net income	21	41	34	6	18	19	17
Adjusted profit before tax	1,727	1,782	2,445	528	1,337	1,721	2,004

Adjusting items
Own credit	(1,074)	(325)	(2,620)	(263)	2,882	440	(351)
Gains on debt buy-backs	-	-	-	1,130	-	-	-
Impairment and gain/(loss) on disposal of BlackRock investment	-	227	-	-	(1,800)	(58)	-
Provision for PPI redress1	(700)	-	(300)	-	-	(1,000)	-
Provision for interest rate hedging products redress	-	(450)	-	-	-	-	-
Goodwill impairment	-	-	-	(550)	-	(47)	-
(Losses)/gains on acquisitions and disposals	-	-	-	(32)	3	(67)	2
Statutory (loss)/profit before tax	(47)	1,234	(475)	813	2,422	989	1,655
Statutory (loss)/profit after tax	(106)	817	(337)	602	1,366	742	1,241

Adjusted basic earnings per share	7.5p	8.2p	13.6p	1.2p	6.9p	8.9p	10.7p
Adjusted cost: income ratio	63%	62%	61%	76%	67%	65%	62%
Basic earnings per share	(2.3p)	5.1p	(4.5p)	2.9p	9.7p	4.0p	8.5p
Cost: income ratio	87%	69%	95%	75%	47%	75%	65%

Adjusted Profit/(Loss) Before Tax by Business	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m
UK	400	412	334	222	494	416	288
Europe	(59)	(49)	(43)	(125)	52	(102)	(59)
Africa	56	97	177	269	219	195	147
Barclaycard	397	404	349	259	378	275	296
Retail and Business Banking	794	864	817	625	1,143	784	672
Investment Bank	937	1,002	1,266	267	388	977	1,333
Corporate Banking	98	127	219	37	113	33	21
Corporate and Investment Banking	1,035	1,129	1,485	304	501	1,010	1,354
Wealth and Investment Management	79	61	60	54	65	42	46
Head Office and Other Operations	(181)	(272)	83	(455)	(372)	(115)	(68)
Total profit before tax	1,727	1,782	2,445	528	1,337	1,721	2,004

1 The Q3 12 £700m provision for PPI redress includes claims management costs of £52m relating to Q2 12: £28m and Q1 12: £24m, previously recorded within operating expenses as a non-adjusting item.

Group Performance Review

For the first nine months of 2012 we reported a good performance as adjusted profits increased 18% year on year. Our Core Tier 1 ratioimproved to 11.2%, while funding and liquidity remained strong.

Income Statement

. Adjusted profit before tax increased 18% to £5,954m. Adjusted results provide a more consistent basis for comparing business performance between periods

. Statutory profit before tax down 86% to £712m, including an own credit charge of £4,019m (2011: gain of £2,971m) and a £1,000m (2011: £1,000m) provision for PPI redress

. Adjusted return on average shareholders' equity increased to 8.8% (2011: 8.4%) with improvements in UK RBB, Barclaycard, Investment Bank, Corporate Banking and Wealth and Investment Management

.   Adjusted income was flat at £22,347m despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of gains of £1,000m from the disposal of hedging instruments in Q3 11

.   Customer net interest income for Retail and Business Banking, Corporate Banking and Wealth and Investment Management was stable at £7,345m. Total net interest income reduced 9% to £8,334m and the net interest margin declined 23bps to 186bps, principally reflecting the non recurrence of gains from the disposal of hedging instruments in Q3 11

. Total income in the Investment Bank increased 7% to £9,129m driven by increases in Fixed Income, Currencies and Commodities (FICC), and Equities

.   Credit impairment charges were down 7% at £2,657m, principally reflecting improvements in UK RBB, Barclaycard and Corporate Banking. This was partially offset by higher charges in the Investment Bank, driven by ABS CDO
       Super Senior positions, higher losses on single name exposures and a non-recurring release of £223m in 2011; as well as increases in Europe RBB and Africa RBB

. The annualised loan loss rate reduced to 69bps (2011: 74bps)

.   During 2012, delinquency trends have improved in our main cards portfolios and UK unsecured lending, however, weak local economic conditions have led to some deterioration in the European home loan portfolios

.   While a number of credit metrics in the wholesale portfolios have shown some improvement during 2012, the challenging conditions in Europe have lead to some deterioration to metrics in Corporate Europe

. The credit risk loans (CRL) coverage ratio increased to 51.0% (30 June 2012: 50.4%) as CRL balances and impairment allowances fell 3.1% and 1.8%, respectively during Q3 12

. Operating expenses, excluding the provision for PPI redress of £1,000m (2011: £1,000m) and provision for interest rate hedging products redress of £450m (2011: nil), were down 4% to £13,832m

.   Non-performance costs decreased 3% to £11,837m after absorbing regulatory penalties of £290m relating to the industry-wide investigation into the setting of interbank offered rates. Cost reductions from management cost saving initiatives, business restructuring and foreign exchange movements, more than offset the impact of continued business investment, including 2011 acquisitions, and increased Financial Services Compensation Scheme costs

.   Performance costs reduced 9% to £1,995m despite an increase in the charge for bonuses deferred from prior years to £942m (2011: £751m). The Investment Bank compensation: income ratio reduced to 39% (2011: 46%)

.   2012 bonus pool awards have not yet been granted as discretionary incentive award decisions are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge represents an accrual for estimated costs in accordance with accounting requirements

. The adjusted cost: income ratio decreased to 62% (2011: 65%). The Investment Bank cost: net operating income ratio improved to 64% (2011: 68%)

.   Since the end of the first half 2012 Barclays has experienced higher than previously anticipated levels of PPI claim volumes, and has therefore determined that it is appropriate to provide a further £700m for PPI redress as at

       30 September 2012. This is in addition to provisions recognised of £1bn in 2011 and £300m in Q1 12. Based on claims experience to date and anticipated future volumes, the resulting provision includes Barclays best estimate of expected future PPI redress payments and claims management costs. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision

Group Performance Review

Balance Sheet

. During Q312 total loans and advances remained stable at £502bn (30 June 2012: £504bn) with increases in UK mortgage lending being offset by reductions in lending in Europe RBB and Corporate Bank

. The Group's loan to deposit ratio was stable at 111% (30 June 2012: 111%), with both loans and advances to customers and customer deposits flat at £452.9bn and £407.3bn respectively

.   Total assets reduced 2% to £1,599bn, principally reflecting lower derivative assets and reductions in cash and balances at central banks partially offset by increases in reverse repurchase agreements and other similar secured lending

.   Total shareholders' equity, including non-controlling interests, remained at £63.7bn, principally reflecting increases in the value of available for sale debt investments of £0.6bn and cash flow hedges of £0.4bn, offset by £0.7bn negative currency translation differences due to depreciation of US dollar and South African Rand against Sterling, and dividends paid during the quarter of £0.3bn. After allowing for non-controlling interests, principally preference shares and Absa Group minority interests, satutory profit attributable to equity shareholders of the parent reduced to negative £0.2bn(2011: £2.7bn profit)

. Net asset value per share was 444p (30 June 2012: 443p) and the net tangible asset value per share remained at 379p

. Adjusted gross leverage remained stable at 20x and during Q3 moved within a month end range of 20x to 21x. Excluding the liquidity pool, adjusted gross leverage remained flat at 17x

Capital Management

.   The Core Tier 1 ratio increased to 11.2% (30 June 2012: 10.9%), reflecting a broadly stable Core Tier 1 equity at £42.5bn and a 3% reduction in risk weighted assets to £379bn, principally reflecting risk reduction in the Corporate and Investment Bank and foreign exchange movements. The benefit of risk reduction was partially offset by increases from adopting revised guidance from the FSA requiring higher loss given default assumptions on sovereign exposures

.   Barclays generated £0.7bn Core Tier 1 capital from earnings in Q3, after absorbing the impact of the additional provision for PPI redress and the Group's quarterly interim dividend. The increase from earnings was offset by a
       £0.6bn reduction in reserves due to foreign exchange movements, which for the Core Tier 1 ratio was matched by a broadly offsetting £5.2bn foreign exchange reduction in risk weighted assets

.   The EU was due to finalise the requirements of CRD IV by July 2012, in order to implement Basel 3 by 1 January 2013. However, there are a number of areas still under consideration and the European Parliament is not due to consider the final proposals until November 2012. While the expectation is that CRD IV will be delayed, in the absence of official guidance we are continuing to progress implementation activities in line with the original timetable

Funding and Liquidity

.   The liquidity pool was £160bn (30 June 2012: £170bn), remaining well above our liquidity risk appetite and within the month end range of £152bn to £173bn for the year to date (Full Year 2011: £140bn to £167bn). We have also taken steps to realign the composition of the pool to reduce the cost of liquidity, in particular moving funds from deposits with central banks into government bonds1

Liquidity Pool	Cash and Deposits with Central Banks2	Government Bonds1	Other Available Liquidity	Total3
	£bn	£bn	£bn	£bn
As at 30.09.12	99	41	20	160
As at 30.06.12	124	32	14	170

.   RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. At Q3, the customer loan to deposit ratio for these businesses was 104% (30 June 2012: 106%, 31 December 2011: 111%) and the customer loan to deposit and secured funding ratio was 91% (30 June 2012: 94%, 31 December 2011:101%)

1 Of which over 75% (30 June 2012: over 70%) of securities are comprised of United Kingdom, United States, Japan, France, Germany, Denmark and the Netherlands.

2 Of which over 95% is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3 £135bn (30 June 2012: £149bn) of which is FSA eligible.

Group Performance Review

.   The Investment Bank's activities are primarily funded through wholesale markets. As at 30 September 2012, total wholesale funding outstanding (excluding repurchase agreements) was £253bn (30 June 2012: £263bn), of which
       £113bn matures in less than one year (30 June 2012: £118bn) and £39bn matures within one month (30 June 2012: £42bn)

.   Barclays has met its term funding needs for the period to the end of 2012. In the first 9 months of 2012, the funding requirement has reduced with the improvement in the customer loan to deposit ratio, and the Group has raised
       £22bn of term funding, including £1bn through Barclays participation in the Bank of England's Funding for Lending Scheme. The Group has £27bn of term funding maturing during 2012

Exposures to Selected Eurozone Countries

. During Q3 12, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced by 15% to £4.8bn

.   Retail loans and advances in Spain, Italy and Portugal decreased 3% to £38.5bn, while lending to corporates decreased 19% to £8.2bn reflecting continued prudent risk management of portfolios. The 90 day arrears rates for the significant residential mortgage portfolios in Spain and Italy remained stable during Q3 12

.   During Q3 12, mitigating actions were taken to reduce local net funding mismatches in particular through the attraction of corporate deposits in Spain and reducing corporate lending in Spain and Portugal. As a result, the aggregate net local balance sheet funding mismatch reduced from £2.5bn to £0.1bn in Spain and from £3.7bn to £3.3bn in Portugal. In Italy the net funding mismatch reduced from £11.9bn to £9.6bn

Citizenship

. Provided £32.4bn (2011:£32.8bn) of gross new lending to UK households and businesses during 2012

.   We are committed to passing on the full funding benefit from the Funding for Lending Scheme to our customers. As part of this we have launched Cashback for Business, offering 2% cashback on loans for small and medium-
       sized enterprises in the UK

. We supported 84,000 start-up businesses in the UK, the highest in a 9 month period since 1988

. We raised £628bn of financing for businesses and governments globally

. We provided 280 new UK apprenticeships, demonstrating good progress towards our commitment of at least 1,000 apprenticeships by June 2013

Dividends

. It is our policy to declare and pay dividends on a quarterly basis. We will pay a third interim cash dividend for 2012 of 1p per share on 7 December 2012

Outlook

.   Performance during October continues to be affected by the challenging economic environment and subdued market volumes. We continue to be cautious about the environment in which we operate and have positioned the Bank accordingly with an intense focus on costs, returns and capital. We remain confident in the strength of our market positions, our robust risk management and the benefits of our universal banking model

Results by Business

	Nine Months Ended	Nine Months Ended
UK RBB	30.09.12	30.09.11
	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	3,335	3,527	(5)
Credit impairment charges and other provisions	(198)	(380)	(48)
Net operating income	3,137	3,147	-
Operating expenses	(1,991)	(1,950)	2
Other net income	-	1
Adjusted profit before tax	1,146	1,198	(4)

Adjusting items
Provision for PPI redress	(850)	(400)
Statutory profit before tax	296	798	(63)

Performance Measures
Adjusted return on average equity	16.9%	16.7%
Adjusted return on average risk weighted assets	3.3%	3.3%
Adjusted cost: income ratio	60%	55%
Return on average equity	4.4%	11.0%
Return on average risk weighted assets	0.9%	2.2%
Cost: income ratio	85%	67%
Loan loss rate (bps)	21	42

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£126.0bn	£123.4bn
Customer deposits	£114.5bn	£113.9bn

2012 compared to 2011

. Adjusted profit before tax decreased 4% to £1,146m. Statutory profit before tax was £296m (2011: £798m) after £850m (2011: £400m) provision for PPI redress, including claims management costs

- Solid growth in new mortgage lending and customer deposits more than offset by higher funding costs and reduced structural hedge contribution

- Reduction in impairment principally in personal unsecured lending

. Income declined 5% to £3,335m reflecting higher funding costs and reduced contribution from structural hedges in particular non recurrence of gains from the disposal of hedging instruments in Q3 11

. Credit impairment charges decreased 48% to £198m reflecting improvements across all portfolios, principally in personal unsecured lending

- Loan loss rate reduced to 21bps (2011: 42bps)

- 90 day arrears rates on UK Personal Loans improved by 43bps to 1.35%

. Operating expenses, excluding the PPI provision and claims management costs, increased 2% to £1,991m

Q3 12 compared to Q2 12

.   Adjusted profit before tax decreased 3% to £400m, principally reflecting a non recurring impairment release in Q2 12. Statutory loss before tax of £150m (Q212: profit of £412m) reflecting an additional £550m provision for PPI redress

. Loans and advances to customers increased 2% to £126.0bn reflecting solid growth in mortgage balances. Customer deposits continued to grow to £114.5bn (30 June 2012: £113.9bn)

.   Plans have been announced to acquire from ING Direct UK a deposit book with balances of £10.9bn and a mortgage book with outstanding balances of £5.6bn (as at 31 August 2012). The mortgage book had a loan to value ratio of 50% and is being acquired at an approximate 3% discount. The deposit book is being acquired at par. Completion is subject to regulatory approval and is expected to occur early in Q2 13

Results by Business

	Nine Months Ended	Nine Months Ended
Europe RBB	30.09.12	30.09.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	705	979	(28)
Credit impairment charges and other provisions	(233)	(178)	31
Net operating income	472	801	(41)
Operating expenses	(632)	(920)	(31)
Other net income	9	10
Adjusted and statutory loss before tax	(151)	(109)	39

Performance Measures
Return on average equity	(7.6%)	(3.9%)
Return on average risk weighted assets	(1.0%)	(0.6%)
Cost: income ratio	90%	94%
Loan loss rate (bps)	76	52

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£40.1bn	£41.2bn
Customer deposits	£18.1bn	£18.4bn

2012 compared to 2011

. Loss before tax increased 39% to £151m

- Decrease in income reflecting the challenging economic environment in Europe

- Offset by lower costs following restructuring charges in 2011 and subsequent cost savings

. Income declined 28% to £705m reflecting lower volumes, reduced margins and non recurrence of gains from the disposal of hedging instruments in Q3 11

. Credit impairment charges increased 31% to £233m due to deterioration in credit performance across Europe reflecting current economic conditions

- Loan loss rate increased to 76bps (2011: 52bps)

- 90 day arrears rates for home loans deteriorated by 12bps to 0.83% reflecting deterioration across all countries, most notably in Spain

. Operating expenses decreased 31% to £632m reflecting restructuring charges of £129m in 2011 and related cost savings

Q3 12 compared to Q2 12

. Loss before tax increased by £10m to £59m driven by a decline in income reflecting the challenging economic environment in Europe, partially offset by cost savings

.   Loans and advances to customers decreased 3% to £40.1bn reflecting the strategy to reduce the net funding mismatch. Customer deposits decreased 2% to £18.1bn principally reflecting competitive pricing pressures

Results by Business

	Nine Months Ended	Nine Months Ended
Africa RBB	30.09.12	30.09.11
	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	2,390	2,710	(12)
Credit impairment charges and other provisions	(501)	(378)	33
Net operating income	1,889	2,332	(19)
Operating expenses	(1,564)	(1,774)	(12)
Other net income	5	3
Adjusted profit before tax	330	561	(41)

Adjusting items
Gains on acquisitions and disposals	-	2
Statutory profit before tax	330	563	(41)

Performance Measures
Adjusted return on average equity	4.9%	9.6%
Adjusted return on average risk weighted assets	0.9%	1.6%
Return on average equity	4.9%	9.7%
Return on average risk weighted assets	0.9%	1.6%
Cost: income ratio	65%	65%
Loan loss rate (bps)	197	138

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£32.5bn	£34.1bn
Customer deposits	£21.9bn	£22.3bn

2012 compared to 2011

. Profit before tax decreased 41% to £330m

- Higher credit impairment charges primarily in South African home loans recovery book

- Adverse currency movements reflecting depreciation of major African currencies against Sterling

. Income declined 12% to £2,390m principally reflecting currency movements and non recurrence of gains from the disposal of Group hedging instruments in Q3 11

- Excluding the impact of currency movements income is broadly in line

. Credit impairment charges increased 33% to £501m principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book

- Loan loss rate increased to 197bps (2011: 138bps)

- However 90 day arrears rate for home loans improved by 100bps to 2.20% reflecting improved new business and continuing low interest rate environment

. Operating expenses decreased by 12% to £1,564m reflecting currency movements and reduced costs in local currency

Q3 12 compared to Q2 12

.   Profit before tax decreased 42% to £56m mainly reflecting higher operating costs driven by the timing of staff related and investment spend, while impairment charges in the South African home loans recovery book remained elevated

.   Loans and advances to customers decreased 5% to £32.5bn reflecting adverse currency movements. Customer deposits decreased 2% to £21.9bn reflecting currency movements, partially offset by growth in local currency deposits in South Africa

Results by Business

	Nine Months Ended	Nine Months Ended
Barclaycard	30.09.12	30.09.11
	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	3,072	3,112	(1)
Credit impairment charges and other provisions	(714)	(988)	(28)
Net operating income	2,358	2,124	11
Operating expenses	(1,232)	(1,201)	3
Other net income	24	26
Adjusted profit before tax	1,150	949	21

Adjusting items
Provision for PPI redress	(150)	(600)
Goodwill impairment	-	(47)
Statutory profit before tax	1,000	302	231

Performance Measures
Adjusted return on average equity	22.7%	18.4%
Adjusted return on average risk weighted assets	3.4%	2.8%
Adjusted cost: income ratio	40%	39%
Return on average equity	19.5%	4.3%
Return on average risk weighted assets	2.9%	0.8%
Cost: income ratio	45%	59%
Loan loss rate (bps)	291	423

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£30.9bn	£30.6bn
Customer deposits	£2.4bn	£2.0bn

2012 compared to 2011

.   Adjusted profit before tax improved 21% to £1,150m. Statutory profit before tax was £1,000m (2011: £302m) after £150m (2011: £600m) provision for PPI redress, including claim management costs, and goodwill impairment in 2011

- Solid profit growth within the UK and International businesses

- Lower impairment reflecting improved delinquency performances

- Strong returns with adjusted return on average equity improving to 22.7% (2011: 18.4%)

.   Income remained in line with prior year at £3,072m (2011: £3,112m) reflecting continued growth across the business and contributions from 2011 portfolio acquisitions, offset by higher funding costs and non recurrence of gains from the disposal of hedging instruments in Q3 11

. Credit impairment charges decreased 28% to £714m reflecting lower charges in the European and US cards portfolios, driven by improved delinquency performances

- Loan loss rate reduced to 291bps (2011: 423bps)

- 30 day arrears rates for consumer cards in UK down 26bps to 2.46%, in the US down 76bps to 2.48% and in South Africa down 13bps to 4.93%

. Operating expenses, excluding the PPI provision and claims management costs, increased 3% to £1,232m reflecting portfolio acquisitions and investment spend

Q3 12 compared to Q2 12

.   Adjusted profit before tax decreased 2% to £397m reflecting a non recurring impairment release in Q2 12. Profit before tax reduced £157m to £247m, reflecting an additional £150m provision for PPI redress

. Loans and advances to customers increased 1% to £30.9bn. Customer deposits increased £0.4bn to £2.4bn through deposit funding initiatives in the US and Germany

Results by Business

	Nine Months Ended	Nine Months Ended
Investment Bank	30.09.12	30.09.11
	£m	£m	% Change
Adjusted and statutory basis
Fixed Income, Currency and Commodities	5,945	5,354	11
Equities and Prime Services	1,507	1,446	4
Investment Banking	1,497	1,521	(2)
Principal Investments	180	196	(8)
Total income	9,129	8,517	7
Credit impairment charges and other provisions	(346)	(3)
Net operating income	8,783	8,514	3
Operating expenses	(5,613)	(5,831)	(4)
Other net income	35	15
Adjusted profit before tax and profit before tax	3,205	2,698	19

Performance Measures
Return on average equity	14.2%	12.0%
Return on average risk weighted assets	1.6%	1.3%
Cost: income ratio	61%	68%
Cost: net operating income ratio	64%	68%
Compensation: income ratio	39%	46%
Loan loss rate (bps)	24	3

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to banks and customers at amortised cost	£186.2bn	£185.9bn
Customer deposits	£105.9bn	£114.5bn
Assets contributing to adjusted gross leverage	£628.2bn	£650.4bn
Risk weighted assets	£180.4bn	£190.6bn

2012 compared to 2011

.   Profit before tax increased 19% to £3,205m, primarily driven by income growth of 7% and a reduction in operating expenses of 4% despite a £193m charge relating to the Investment Banking allocation of the £290m penalty arising from the industry wide investigation into the setting of inter-bank offered rates

. Total income increased 7% to £9,129m

.   Fixed Income, Currency and Commodities (FICC) income improved 11% to £5,945m, reflecting higher contributions from the Rates, Commodities and Emerging Markets businesses, partially offset by lower contributions from
       Foreign Exchange

. Equities and Prime Services income increased 4% to £1,507m, reflecting improved performance in cash equities, despite subdued market volumes

.   Investment Banking income was comparable to 2011 at £1,497m, with improved performance in financial advisory offset by reduced performance in equity underwriting given lower deal activity.  Debt underwriting revenues were in line with the prior year

.   Credit impairment charges of £346m (2011: £3m) primarily related to ABS CDO Super Senior positions and higher losses on single name exposures in H1 12. The prior year included a non recurring release of £223m

.   Operating expenses decreased 4% to £5,613m, due to an 11% decline in total performance costs to £1,384m. Non-performance costs also decreased 1% to £4,229m whilst absorbing the £193m charge relating to the setting of inter-
       bank offered rates

. Cost to net operating income ratio of 64% (2011: 68%) within target range of 60% to 65%. The compensation to income ratio improved to 39% (2011: 46%)

. Return on average equity of 14.2% (2011: 12.0%) and return on average risk weighted assets of 1.6% (2011: 1.3%)

Results by Business

Q3 12 compared to Q2 12

.   Profit before tax decreased 6% to £937m, with a 13% reduction in income partially offset by credit impairment charges decreasing to £23m (Q2 12: £248m). Operating expenses decreased 6% on the prior quarter driven by reduced non-performance costs

.   Total income of £2,633m was down 13% on the strong performance in Q2 12 reflecting a reduction in FICC income of 20%, partially offset by a 26% increase in Equities and Prime Services. Investment Banking revenues were comparable to the prior quarter

.   Assets contributing to adjusted gross leverage decreased 3% to £628bn reflecting decreases in cash and balances at central banks and trading portfolio assets, partially offset by an increase in reverse repurchase agreements

.   Risk weighted assets decreased 5% to £180bn driven by business risk reductions, which includes legacy sell downs, and foreign exchange movements. The benefit of risk reduction was partially offset by increases from adopting revised guidance from the FSA requiring higher loss given default assumptions on sovereign exposures

Q3 12 compared to Q3 11

.   Profit before tax increased 141% to £937m driven by a 17% increase in income and a significant reduction in credit impairment charges. Operating expenses decreased 4%, with a reduction of 9% in non-performance costs, more than offsetting an increase in the charge for bonuses deffered from prior years

. Total income was up 17% reflecting improved performance in FICC by 10%, Equities and Prime Services by 58% and Investment Banking by 25%

Results by Business

	Nine Months Ended	Nine Months Ended
Corporate Banking	30.09.12	30.09.11
	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	2,205	2,398	(8)
Credit impairment charges and other provisions	(635)	(895)	(29)
Net operating income	1,570	1,503	4
Operating expenses	(1,130)	(1,337)	(15)
Other net income	4	1
Adjusted profit before tax	444	167	166

Adjusting items
Provision for interest rate hedging products redress	(450)	-
Losses on disposal of Barclays Bank Russia	-	(64)
Statutory (loss)/profit before tax	(6)	103	(106)

Adjusted profit/(loss) before tax by geographic segment
UK	681	592	15
Europe	(290)	(434)	(33)
Rest of the World	53	9
Corporate Banking	444	167	166

Performance Measures
Adjusted return on average equity	5.6%	2.1%
Adjusted return on average risk weighted assets	0.6%	0.3%
Adjusted cost: income ratio	51%	56%
Return on average equity	(0.7%)	1.0%
Return on average risk weighted assets	(0.0%)	0.1%
Cost: income ratio	72%	56%
Loan loss rate (bps)	126	164

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£62.1bn	£64.0bn
Loans and advances to customers at fair value	£17.5bn	£17.3bn
Customer deposits	£91.4bn	£88.5bn
2012 compared to 2011

.   Adjusted profit before tax improved £277m to £444m, including a gain of £61m (2011: loss of £72m) on the net valuation of fair value loans. Statutory loss before tax was £6m (2011: £103m profit), after charging £450m provision for interest rate hedging products redress

       -      UK adjusted profit before tax improved 15% to £681m reflecting the gains on fair value loans and improved credit impairment partially offset by increased funding costs. UK statutory profit before tax decreased £361m to
              £231m after a £450m provision for interest rate hedging products redress

       -      Europe loss before tax improved £144m to £290m principally due to reduced credit impairment charges in Spain of £271m (2011: £415m), although credit conditions remain challenging, and improved operating expenses benefiting from progress in restructuring businesses

       -      Rest of the World adjusted profit before tax improved £44m to £53m reflecting lower operating expenses following the prior year restructuring and disposal of Barclays Bank Russia (BBR). Rest of the World statutory profit before tax improved £108m to £53m reflecting the prior year loss on disposal of BBR

Q3 12 compared to Q2 12

.   Adjusted profit before tax declined 23% to £98m with lower income following restructuring certain non-UK businesses. Statutory profit before tax improved £421m to £98m, reflecting the £450m provision for interest rate hedging products redress in Q2 12

.   Loans and advances to customers declined 3% to £62.1bn reflecting significant progress in restructuring businesses in Europe. Customer deposits increased 3% to £91.4bn primarily driven by growth in the UK

Results by Business

	Nine Months Ended	Nine Months Ended
Wealth and Investment Management	30.09.12	30.09.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,334	1,295	3
Credit impairment charges and other provisions	(25)	(31)	(19)
Net operating income	1,309	1,264	4
Operating expenses	(1,109)	(1,109)	-
Other net expense	-	(2)
Adjusted profit before tax and profit before tax	200	153	31

Performance Measures
Return on average equity	11.2%	10.7%
Return on average risk weighted assets	1.6%	1.5%
Cost: income ratio	83%	86%
Loan loss rate (bps)	16	22

Balance Sheet Information	30.09.12	30.06.12
Loans and advances to customers at amortised cost	£19.9bn	£19.8bn
Customer deposits	£52.2bn	£50.0bn
Total client assets	£177.6bn	£176.1bn

2012 compared to 2011

. Profit before tax increased 31% to £200m

- Continue to execute strategic investment programme with a focus on building productive capacity and delivering a step change in the client experience

. Income increased by 3% to £1,334m driven by the High Net Worth businesses

. Operating expenses were flat as the continued cost of the strategic investment programme was offset by cost control initiatives

Q3 12 compared to Q2 12

. Profit before tax increased 30% to £79m, principally due to reduced operating expenses

. Client assets increased 1% to £177.6bn (30 June 2012: £176.1bn) principally reflecting net new assets in High Net Worth businesses

. Loans and advances to customers increased 1% to £19.9bn. Customer deposits increased 4% to £52.2bn

Results by Business

	Nine Months Ended	Nine Months Ended
Head Office and Other Operations	30.09.12	30.09.11
	£m	£m
Adjusted basis
Total income net of insurance claims	177	(238)
Credit impairment charges and other provisions	(5)	2
Net operating income	172	(236)
Operating expenses	(561)	(319)
Other net income	19	-
Adjusted loss before tax	(370)	(555)

Adjusting items
Own credit	(4,019)	2,971
Impairment and gain/(loss) on disposal of BlackRock investment	227	(1,858)
Statutory (loss)/profit before tax	(4,162)	558

2012 compared to 2011

. Adjusted loss before tax improved 33% to £370m

- Adjusted income improved to £177m (2011: loss of £238m), principally due to changes in the value of hedges relating to employee share awards. These were closed out during Q1 12

       -       Operating expenses increased to £561m (2011: £319m) due to higher costs relating to the Financial Services Compensation Scheme and a £97m charge relating to the allocation to Head Office and Other Operations of the
               £290m penalty arising from the industry wide investigation into the setting of interbank offered rates

. Statutory loss before tax was £4,162m (2011: £558m profit), including ans pwn credit charge of £4,019m (2011: £2,971m gain) partially offset by the impact of the BlackRock investment disposal

Q3 12 compared to Q2 12

.   Q3 12 adjusted loss before tax improved to £181m (Q2 12: £272m) due to a £115m reduction in operating expenses reflecting non recurrence of the penalty arising from the investigation into interbank offered rates recognised in
       Q2 12

Appendix I - Quarterly Results Summary

UK RBB	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,130	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,054	1,082	1,001	973	1,168	1,039	940
Operating expenses 1	(654)	(671)	(666)	(752)	(675)	(622)	(653)
Other net income/(expense)	-	1	(1)	1	1	(1)	1
Adjusted profit before tax	400	412	334	222	494	416	288

Adjusting items
Provision for PPI redress 1	(550)	-	(300)	-	-	(400)	-
Statutory (loss)/profit before tax	(150)	412	34	222	494	16	288

Europe RBB
Adjusted basis
Total income net of insurance claims	219	243	243	247	375	309	295
Credit impairment charges and other provisions	(76)	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	143	158	171	164	313	262	226
Operating expenses	(204)	(211)	(217)	(291)	(263)	(368)	(289)
Other net income	2	4	3	2	2	4	4
Adjusted (loss)/profit before tax	(59)	(49)	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment	-	-	-	(427)	-	-	-
Statutory (loss)/profit before tax	(59)	(49)	(43)	(552)	52	(102)	(59)

Africa RBB
Adjusted basis
Total income net of insurance claims	765	795	830	861	940	906	864
Credit impairment charges and other provisions	(180)	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	585	581	723	773	832	780	720
Operating expenses	(531)	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	2	1	2	1	-	1	2
Adjusted profit before tax	56	97	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals	-	-	-	-	2	-	-
Statutory profit before tax	56	97	177	269	221	195	147

Barclaycard
Adjusted basis
Total income net of insurance claims	1,046	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(254)	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	792	808	758	712	800	668	656
Operating expenses 1	(402)	(412)	(418)	(458)	(430)	(400)	(371)
Other net income	7	8	9	5	8	7	11
Adjusted profit before tax	397	404	349	259	378	275	296

Adjusting items
Provision for PPI redress1	(150)	-	-	-	-	(600)	-
Goodwill impairment	-	-	-	-	-	(47)	-
Statutory profit/(loss) before tax	247	404	349	259	378	(372)	296

1        The provision for PPI redress includes claims management costs relating to Q2 12 (UK RBB: £13m, Barclaycard: £15m) and Q1 12 (UK RBB: £11m, Barclaycard: £13m), previously recorded within operating expenses as a non-adjusting item.

Appendix I - Quarterly Results Summary

Investment Bank	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,581	1,968	2,396	971	1,438	1,715	2,201
Equities and Prime Services	534	423	550	305	338	563	545
Investment Banking	487	501	509	506	389	520	612
Principal Investments	31	140	9	36	89	99	8
Total income	2,633	3,032	3,464	1,818	2,254	2,897	3,366
Credit impairment (charges)/releases and other provisions	(23)	(248)	(75)	(90)	(114)	80	31
Net operating income	2,610	2,784	3,389	1,728	2,140	2,977	3,397
Operating expenses	(1,680)	(1,788)	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expense)	7	6	22	(3)	6	6	3
Adjusted profit before tax and profit before tax	937	1,002	1,266	267	388	977	1,333

Corporate Banking
Adjusted basis
Total income net of insurance claims	678	703	824	710	830	817	751
Credit impairment charges and other provisions	(210)	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	468	485	617	458	547	490	466
Operating expenses	(376)	(357)	(397)	(422)	(436)	(459)	(442)
Other net income/(expense)	6	(1)	(1)	1	2	2	(3)
Adjusted profit before tax	98	127	219	37	113	33	21

Adjusting items
Goodwill impairment	-	-	-	(123)	-	-	-
Provision for interest rate hedging products redress	-	(450)	-	-	-	-	-
Losses on disposal	-	-	-	(9)	-	(64)	-
Statutory profit/(loss) before tax	98	(323)	219	(95)	113	(31)	21

Wealth and Investment Management
Adjusted and statutory basis
Total income net of insurance claims	442	441	451	449	447	426	422
Credit impairment charges and other provisions	(6)	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	436	429	444	439	435	417	412
Operating expenses	(358)	(367)	(384)	(384)	(369)	(375)	(365)
Other net income/(expense)	1	(1)	-	(1)	(1)	-	(1)
Adjusted profit before tax and profit before tax	79	61	60	54	65	42	46

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(41)	(41)	259	15	(258)	12	8
Credit impairment (charges)/releases and other provisions	-	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(41)	(44)	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(136)	(251)	(174)	(144)	(115)	(124)	(80)
UK bank levy	-	-	-	(325)	-	-	-
Other net (expense)/income	(4)	23	-	-	-	-	-
Adjusted (loss)/profit before tax	(181)	(272)	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit	(1,074)	(325)	(2,620)	(263)	2,882	440	(351)
Impairment and gain/(loss) on disposal of BlackRock investment	-	227	-	-	(1,800)	(58)	-
Gains on debt buy-backs	-	-	-	1,130	-	-	-
(Losses)/gains on acquisitions and disposals	-	-	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(1,255)	(370)	(2,537)	389	711	264	(417)

Appendix II - Margins and Income by Geography

Analysis of Net Interest Margin

	UK RBB margin	Europe RBB margin	Africa RBB margin1	Barclay- card margin	Corporate Banking margin1	Wealth and Investment Management margin	Total RBB, Corporate and Wealth margin	RBB, Corporate and Wealth interest income
Nine Months Ended 30.09.12%		%	%	%	%	%	%	£m
Customer asset margin/ interest income	1.09	0.82	3.25	9.34	1.18	0.64	2.11	5,025
Customer liability margin/ interest income	0.97	0.45	2.38	nm	1.07	1.12	1.11	2,320
Non-customer generated margin/ interest income	0.36	0.35	0.22	(0.66)	0.14	0.25	0.22	989

Net interest margin/ income	1.39	1.07	3.13	8.68	1.26	1.23	1.86	8,334

Average customer assets (£m)	123,217	41,241	34,084	32,072	68,048	19,325	317,987	n/a
Average customer liabilities (£m)	111,044	15,034	22,255	nm	81,833	49,182	279,348	n/a

Nine Months Ended 30.09.11
Customer asset margin/ interest income	1.25	0.91	2.93	9.59	1.53	0.78	2.23	5,303
Customer liability margin/ interest income	0.85	0.59	2.67	nm	0.91	0.97	1.03	2,077
Non-customer generated margin/ interest income	0.48	0.51	0.38	0.13	0.35	0.38	0.41	1,805

Net interest margin/ income	1.54	1.33	3.21	9.72	1.56	1.30	2.09	9,185

Average customer assets (£m)	117,540	43,693	39,178	29,973	69,881	17,143	317,408	n/a
Average customer liabilities (£m)	107,276	18,021	23,884	nm	76,249	43,957	269,387	n/a

.   Net interest income for the RBB, Corporate Banking and Wealth and Investment Management businesses reduced 9% to £8,334m due to the reduction in contribution from Group structural hedging activities, including the non recurrence of £516m gains on disposal of hedging instruments recognised in Q3 11. Total customer generated interest income in these businesses was flat at £7,345m

.   The RBB, Corporate Banking and Wealth and Investment Management net interest margin reduced 23bps to 186bps, principally due to the impact of reduced contributions from the Group structural hedging activities on non-
       customer generated margin, which reduced 19bps to 22bps

. Group net interest income including contributions for the Investment Bank and Head Office and Other Functions was £8,786m (2011: £9,237m)

.   The total contribution from Group product and equity structural hedges reduced £1,503m to £1,296m, principally due to the non recurrence of gains on disposal of hedging instruments in Q3 11 of £1,000m

Income by Geographic Region2	Adjusted3	Statutory

	30.09.12	30.09.11		30.09.12	30.09.11
	£m	£m	% Change	£m	£m	% Change
UK	9,371	9,476	(1)	5,352	12,447	(57)
Europe	3,071	3,566	(14)	3,071	3,566	(14)
Americas	5,610	4,695	19	5,837	4,637	26
Africa and Middle East	3,401	3,784	(10)	3,401	3,784	(10)
Asia	894	779	15	894	779	15
Total	22,347	22,300	-	18,555	25,213	(26)

1        2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits within average assets and average liabilities respectively where these were previously reported net.

2 Total income net of insurance claims based on counterparty location.
3       Adjusted income by geographic region excludes the impact o f an own credit charge of £4,019 m (2011: gain of £2,971m) and a gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m)

Appendix III - Balance Sheet and Capital

Consolidated Summary Balance Sheet (Unaudited)
	As at	As at
	30.09.12	30.06.12
Assets	£m	£m
Cash, balances at central banks and items in the course of collection	103,622	128,660
Trading portfolio assets	160,921	166,300
Financial assets designated at fair value	45,426	45,928
Derivative financial instruments	494,852	517,685
Available for sale financial investments	72,361	68,922
Loans and advances to banks	49,001	48,777
Loans and advances to customers	452,877	454,728
Reverse repurchase agreements and other similar secured lending	194,665	174,392
Other assets	25,413	25,873
Total assets	1,599,138	1,631,265

Liabilities
Deposits and items in the course of collection due to banks	91,445	96,138
Customer accounts	407,260	408,550
Repurchase agreements and other similar secured borrowing	238,649	245,833
Trading portfolio liabilities	58,090	51,747
Financial liabilities designated at fair value	88,125	94,855
Derivative financial instruments	487,528	507,351
Debt securities in issue	124,786	124,968
Subordinated liabilities	21,801	22,089
Other liabilities	17,746	16,044
Total liabilities	1,535,430	1,567,575

Shareholders' Equity
Called up share capital and share premium	12,471	12,462
Other reserves	3,585	3,267
Retained earnings	38,239	38,476
Shareholders' equity excluding non-controlling interests	54,295	54,205
Non-controlling interests	9,413	9,485
Total shareholders' equity	63,708	63,690

Total liabilities and shareholders' equity	1,599,138	1,631,265

Appendix III - Balance Sheet and Capital

Key Capital Ratios	As at 30.09.12	As at 30.06.12
Core tier 1	11.2%	10.9%
Tier 1	13.7%	13.3%
Total capital	16.9%	16.5%

Capital Resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet:	54,295	54,205

Non-controlling interests per balance sheet	9,413	9,485
- Less: Other tier 1 capital - preference shares	(6,214)	(6,225)
- Less: Other tier 1 capital - Reserve Capital Instruments	-	-
- Less: Non-controlling tier 2 capital	(548)	(564)
Other regulatory adjustments	(242)	(171)

Regulatory adjustments and deductions:
Own credit cumulative charge/(gain) (net of tax)	323	(492)
Defined benefit pension adjustment	(2,297)	(2,260)
Unrealised (gains)/losses on available for sale debt securities	(433)	83
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(88)	(95)
Cash flow hedging reserve	(2,049)	(1,676)
Goodwill and intangible assets	(7,564)	(7,574)
50% excess of expected losses over impairment (net of tax)	(519)	(500)
50% of securitisation positions	(1,550)	(1,663)
Other regulatory adjustments	(20)	23
Core tier 1 capital	42,507	42,576

Other tier 1 capital:
Preference shares	6,214	6,225
Tier 1 notes1	512	521
Reserve Capital Instruments	2,875	2,874

Regulatory adjustments and deductions:
50% of material holdings	(243)	(285)
50% tax on excess of expected losses over impairment	111	100
Total tier 1 capital	51,976	52,011

Tier 2 capital:
Undated subordinated liabilities	1,647	1,648
Dated subordinated liabilities	11,872	12,488
Non-controlling tier 2 capital	548	564
Reserves arising on revaluation of property	22	21
Unrealised gains on available for sale equity	88	95
Collectively assessed impairment allowances	1,844	1,783

Tier 2 deductions:
50% of material holdings	(243)	(285)
50% excess of expected losses over impairment (gross of tax)	(630)	(601)
50% of securitisation positions	(1,550)	(1,663)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,199)	(1,209)
Other deductions from total capital	(475)	(565)
Total regulatory capital	63,900	64,287

1 Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Appendix III - Balance Sheet and Capital

Total Assets by Business	Risk Weighted Assets by Business

Assets and Risk Weighted Assets by Business	As at 30.09.12	As at 30.06.12	As at 30.09.12	As at 30.06.12
	£m	£m	£m	£m
UK RBB	133,750	130,776	37,305	36,038
Europe RBB	47,201	48,109	16,055	16,563
Africa RBB	45,788	47,398	26,846	27,909
Barclaycard	36,103	34,596	33,573	33,149
Investment Bank	1,188,580	1,225,409	180,415	190,553
Corporate Banking	85,753	87,758	64,349	69,328
Wealth and Investment Management	22,418	22,205	14,095	13,998
Head Office and Other Functions	39,545	35,014	6,004	2,685
Total	1,599,138	1,631,265	378,642	390,223

	As at	As at
Balance Sheet Leverage	30.09.12	30.06.12
	£m	£m
Total assets per balance sheet1	1,599,138	1,631,265
Counterparty netting	(411,440)	(425,616)
Collateral on derivatives	(48,142)	(51,421)
Net settlement balances and cash collateral	(100,072)	(97,181)
Goodwill and intangible assets	(7,859)	(7,861)
Customer assets held under investment contracts2	(1,570)	(1,661)
Adjusted total tangible assets	1,030,055	1,047,525
Total qualifying Tier 1 capital	51,976	52,011
Adjusted gross leverage	20x	20x
Adjusted gross leverage (excluding liquidity pool)	17x	17x
Ratio of total assets to shareholders' equity	25x	26x
Ratio of total assets to shareholders' equity (excluding liquidity pool)	23x	23x

. Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

. Adjusted gross leverage remained stable at 20x with qualifying Tier 1 capital remaining broadly flat and adjusted total tangible assets down 2%

.   During Q3 12, the ratio moved in a range from 20x to 21x (2012 year to date: 20x to 23x, Full Year 2011: 20x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

.   Adjusted total tangible assets include cash and balances at central banks of £100.9bn (30 June 2012: £126.1bn). Excluding these balances, the balance sheet leverage would be 18x (30 June 2012: 18x). Excluding the whole liquidity pool, leverage would be 17x (30 June 2012: 17x)

.   The ratio of total assets to total shareholders' equity was 25x (30 June 2012: 26x) and during Q3 12 moved within a month end range of 25x to 26x (2012 Year to date: 25x to 28x, Full Year 2011: 24 x to 28x), driven by fluctuations noted above and changes in gross interest rate derivatives and settlement balances

1 Includes Liquidity Pool of £160bn (30 June 2012: £170bn).

2 Comprising financial assets designated at fair value and associated cash balances.

Appendix III - Balance Sheet and Capital Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.09.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rate
	£m	£m	£m	£m	£m	£m	bps
Total retail	241,655	4,854	236,801	9,206	3.8	1,490	82
Wholesale - customers	220,948	4,872	216,076	9,922	4.5	1,162	70
Wholesale - banks	49,039	38	49,001	-	-	(12)	(3)
Total wholesale	269,987	4,910	265,077	9,922	3.7	1,150	57

Loans and advances at amortised cost	511,642	9,764	501,878	19,128	3.7	2,640	69
Loans and advances held at fair value	23,013	na	23,013
Total loans and advances	534,655	9,764	524,891

As at 30.06.12
Total retail	240,903	5,021	235,882	9,545	4.0	978	82
Wholesale - customers	223,719	4,873	218,846	10,161	4.5	842	76
Wholesale - banks	48,829	52	48,777	35	0.1	2	1
Total wholesale	272,548	4,925	267,623	10,196	3.7	844	62

Loans and advances at amortised cost	513,451	9,946	503,505	19,741	3.8	1,822	71
Loans and advances held at fair value	24,256	na	24,256
Total loans and advances	537,707	9,946	527,761

Retail Loans and Advances at Amortised Cost

As at 30.09.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges4	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	124,673	1,352	123,321	2,629	2.1	167	18
Europe RBB2	40,970	693	40,277	1,856	4.5	233	76
Africa RBB	24,722	753	23,969	1,870	7.6	374	202
Barclaycard	32,162	1,826	30,336	2,262	7.0	694	288
Corporate Banking3	1,093	136	957	140	12.8	1	12
Wealth and Investment Management	18,035	94	17,941	449	2.5	21	16
Total	241,655	4,854	236,801	9,206	3.8	1,490	82

As at 30.06.12
UK RBB	122,284	1,403	120,881	2,713	2.2	100	16
Europe RBB2	42,198	721	41,477	1,833	4.3	157	75
Africa RBB	25,591	770	24,821	2,087	8.2	257	202
Barclaycard	31,908	1,890	30,018	2,321	7.3	446	281
Corporate Banking3	1,207	145	1,062	145	12.0	1	17
Wealth and Investment Management	17,715	92	17,623	446	2.5	17	19
Total	240,903	5,021	235,882	9,545	4.0	978	82

1 Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees.
2       Includes loans and advances to business customers.

3 Primarily comprises retail portfolios in India and UAE.

4 Loan impairment charge as at June 2012 is the charge incurred over the period of 6 months.

Appendix III - Balance Sheet and Capital

Wholesale Loans and Advances at Amortised Cost1

As at 30.09.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	2,909	63	2,846	236	8.1	31	142
Africa RBB	9,342	298	9,044	811	8.7	128	183
Barclaycard2	606	7	599	3	0.5	21	463
Investment Bank3	188,684	2,442	186,242	4,555	2.4	344	24
Corporate Banking	64,779	2,029	62,750	3,978	6.1	621	128
- UK	51,525	405	51,120	1,303	2.5	213	55
- Europe	8,390	1,525	6,865	2,523	30.1	406	646
- Rest of World	4,864	99	4,765	152	3.1	2	5
Wealth and Investment Management	2,383	53	2,330	320	13.4	4	22
Head Office and Other Functions	1,284	18	1,266	19	1.5	1	10
Total	269,987	4,910	265,077	9,922	3.7	1,150	57

As at 30.06.12
UK RBB	2,844	66	2,778	241	8.5	22	156
Africa RBB	9,952	278	9,674	839	8.4	64	129
Barclaycard2	589	7	582	5	0.8	14	478
Investment Bank3	188,414	2,494	185,920	4,631	2.5	324	35
Corporate Banking	67,034	2,010	65,024	4,117	6.1	417	125
- UK4	52,404	433	51,971	1,243	2.4	143	55
- Europe4	9,106	1,474	7,632	2,714	29.8	273	602
- Rest of World4	5,524	103	5,421	160	2.9	1	5
Wealth and Investment Management	2,441	52	2,389	329	13.5	2	16
Head Office and Other Functions	1,274	18	1,256	34	2.7	1	16
Total	272,548	4,925	267,623	10,196	3.7	844	62

1 Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 25.

2 Barclaycard wholesale loans and advances represent corporate credit and charge cards.

3        Investment Bank gross loans and advances include cash collateral and settlement balances of £117bn as at 30 September 2012 and £111bn as at 30 June 2012. Excluding these balances CRLs as a proportion of gross loans and advances was 6.35% (30 June 2012: 5.98% respectively).

4 Balances revised following a reallocation of £1,361m from UK to Europe (£390m) and Rest of World (£971m).

Appendix IV - Group Exposures to Selected Countries

Group Exposures to Selected Eurozone Countries

Direct credit and market risk exposures

.   The following table shows Barclays net exposure to those Eurozone countries monitored internally as being higher risk and the subject of particular management focus. Detailed analysis on these countries is on pages 29 to 34.
       The basis of preparation is consistent with that described in the H1 2012 Results Announcement. Net exposures are shown as they provide a relevant measure of counterparty credit risk

						Total net on-	Contingent
		Financial		Residential	Other retail	balance sheet	liabilities and	Total
As at 30.09.12	Sovereign	institutions	Corporate	mortgages	lending	exposure	commitments	exposure
	£m	£m	£m	£m	£m	£m	£m	£m
Spain	2,165	2,866	4,175	13,261	2,815	25,282	3,195	28,477
Italy	1,946	298	1,790	15,238	1,991	21,263	2,836	24,099
Portugal	627	67	2,190	3,436	1,752	8,072	2,623	10,695
Ireland	10	3,790	1,023	78	105	5,006	1,518	6,524
Cyprus	8	3	133	48	18	210	120	330
Greece	1	1	59	6	16	83	14	97

As at 30.06.12
Spain	2,207	1,082	5,117	13,645	2,988	25,039	3,244	28,283
Italy	2,551	270	2,500	15,447	2,134	22,902	2,616	25,518
Portugal	588	45	2,415	3,510	1,879	8,437	2,740	11,177
Ireland	211	4,222	1,109	91	105	5,738	1,570	7,308
Cyprus	8	6	130	51	6	201	122	323
Greece	1	1	59	8	19	88	20	108

Exposures to other Eurozone countries

. Barclays has net exposures to other Eurozone countries as set out below. Individual countries that have an on-balance sheet exposure of less than £1bn are reported in aggregate under Other

						Total net on-	Contingent
		Financial		Residential	Other retail	balance sheet	liabilities and	Total
As at 30.09.12	Sovereign	institutions	Corporate	mortgages	lending	exposure	commitments	exposure
	£m	£m	£m	£m	£m	£m	£m	£m
France	3,544	6,072	3,584	2,518	204	15,922	7,497	23,419
Germany	280	4,841	2,832	24	1,645	9,622	6,406	16,028
Netherlands	2,599	5,039	2,012	15	66	9,731	1,837	11,568
Luxembourg	2	3,965	581	105	49	4,702	748	5,450
Belgium	2,618	13	377	9	2	3,019	1,558	4,577
Austria	1,437	279	194	5	-	1,915	97	2,012
Finland	1,122	149	45	2	-	1,318	451	1,769
Other	183	6	34	24	50	297	23	320

As at 30.06.12
France	3,867	4,350	3,432	2,612	267	14,528	6,949	21,477
Germany	1,170	5,377	2,985	26	1,605	11,163	6,457	17,620
Netherlands	2,513	4,646	1,857	16	23	9,055	1,918	10,973
Luxembourg	24	3,104	551	100	91	3,870	760	4,630
Belgium	2,670	88	303	10	4	3,075	1,660	4,735
Austria	675	300	178	5	1	1,159	182	1,341
Finland	586	133	50	3	-	772	431	1,203
Other	186	3	41	27	42	299	48	347

Appendix IV - Group Exposures to Selected Countries

Credit Derivatives Referencing Eurozone Sovereign Debt

.   The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) primarily for risk management purposes for which the reference asset is government debt. These generally have the net effect of reducing the Group's exposure in the event of sovereign default

As at 30.09.12	Spain	Italy	Portugal	Ireland	Cyprus	Greece
	£m	£m	£m	£m	£m	£m
Fair value
- Bought	245	361	139	61	1	-
- Sold	(242)	(297)	(131)	(74)	(1)	-
Net derivative fair value	3	64	8	(13)	-	-

Contract notional amount
- Bought	(2,507)	(3,901)	(1,173)	(953)	(4)	-
- Sold	2,457	3,757	1,016	1,048	4	-
Net derivative notional amount	(50)	(144)	(157)	95	-	-

Net (protection)/exposure from credit derivatives in the event of sovereign default (notional less fair value)	(47)	(80)	(149)	82	-	-

. The net derivative notional amount disclosed represents a reduction in exposures and should be considered alongside the direct exposures as disclosed in the following pages

.   In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 30 September 2012, the net liability in respect of these guarantees was £34m (30 June 2012: £45m)

Eurozone balance sheet funding
mismatches

.   Redenomination risk is the risk of financial loss to the Group should one or more countries exit from the Euro, leading to the devaluation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and funding

.   Within Barclays, retail banking, corporate banking and wealth activities in the Eurozone are generally booked locally within each country. Locally booked external customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding mismatch between local external assets and liabilities is met through local funding secured against customer loans and advances, with any residual mismatch funded through the Group

. Barclays continues to monitor and take mitigating actions to limit the potential impact of the Eurozone volatility on local balance sheet funding

.   During Q3 12, mitigating actions have been taken to reduce local net funding mismatches in particular through the attraction of corporate deposits in Spain and reducing corporate lending in Spain and Portugal. As a result the
       Group reduced the aggregate net local balance sheet funding mismatch from £2.5bn to £0.1bn in Spain and from £3.7bn to £3.3bn in Portugal

. In Italy net funding by the Group reduced from £11.9bn to £9.6bn during Q3 12. Collateral is available to support additional secured funding in Italy should the risk of redenomination increase

.   Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Appendix IV - Group Exposures to Selected Countries

Spain	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,101	(849)	252	32	(32)	-	-	-	252	232
Financial institutions	2,195	(156)	2,039	7,936	(7,383)	(553)	-	155	2,194	367
Corporate	215	(209)	6	535	(208)	-	327	304	637	1,291

Total
Fair Value through Equity	Available for Sale Assets as at 30.09.121	as at

Cost	AFS Reserve	Total	30.06.12
£m	£m	£m	£m

Sovereign	1,954	(69)	1,885	1,926
Financial institutions	490	(12)	478	467
Corporate	6	-	6	5

Held at Amortised Cost	Loans and Advances as at 30.09.12	Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Sovereign	28	-	28	49
Financial institutions	208	(14)	194	248
Residential mortgages	13,355	(94)	13,261	13,645
Corporate	4,636	(1,104)	3,532	3,821
Other retail lending	2,945	(130)	2,815	2,988

	Total	Total
Contingent Liabilities and Commitments	as at	as at

	30.09.12	30.06.12
	£m	£m
Sovereign	-	162
Financial institutions	102	17
Residential mortgages	15	14
Corporate	1,953	2,027
Other retail lending	1,125	1,024

. Sovereign

- Largely AFS government bonds. No impairment and £69m (30 June 2012: £158m) loss held in AFS reserve

. Financial institutions

- £2,194m (30 June 2012: £367m) held at fair value through profit and loss, predominantly traded equity securities that are fully hedged by total return swaps with non-Spanish counterparties

- £478m (30 June 2012: £467m) AFS assets with £12m (30 June 2012: £28m) loss held in AFS reserve

. Residential mortgages

- Fully secured on residential property with average marked to market LTV of 63.8% (30 June 2012: 62.7%), which is reflected in the CRL coverage of 30% (30 June 2012: 26%)

- 90 day arrears rates have remained stable at 0.7% during Q3 12 while annualised loan loss rates have marginally increased to 45bps (30 June 2012: 43bps)

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Appendix IV - Group Exposures to Selected Countries

. Corporate

       -     Net lending to corporates of £3,532m (30 June 2012: £3,821m) with CRLs of £1,870m (30 June 2012: £2,005m), impairment allowance of £1,104m (30 June 2012: £1,082m) and CRL coverage of 59% (30 June 2012: 54%)

       -      Net lending to property and construction industry of £1,223m (30 June 2012: £1,556m) largely secured on real estate collateral, with CRLs of £1,475m (30 June 2012: £1,364m), impairment allowance of £852m (30 June 2012:
              £795m) and CRL coverage of 58% (30 June 2012: 58%)

- Balances on early warning lists peaked in September 2009. Portfolio kept under close review and impairment recognised as appropriate

- Corporate impairment in Spain was at its highest level in H1 10 when commercial property declines were reflected earlier in the cycle

- £418m (30 June 2012: £368m) Investment Bank lending to multinational and large national corporates, which continues to perform

. Other retail lending

- £1,019m (30 June 2012: £1,045m) credit cards and unsecured loans. Arrears and charge off rates in credit cards and unsecured loans increased marginally in Q3 12

- £1,447m (30 June 2012: £1,542m) lending to small and medium enterprises (SMEs), largely secured against commercial property

Appendix IV - Group Exposures to Selected Countries

Italy	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,313	(2,249)	64	1,383	(1,118)	-	265	2	331	598
Financial institutions	144	(113)	31	7,169	(5,444)	(1,725)	-	124	155	129
Corporate	288	(204)	84	648	(440)	(17)	191	224	499	415

										Total
Fair Value through Equity					Available for Sale Assets as at 30.09.121					as at

	Cost	AFS Reserve	Total	30.06.12
	£m	£m	£m	£m
Sovereign	1,614	1	1,615	1,940
Financial institutions	127	2	129	127
Corporate	29	2	31	30

Held at Amortised Cost	Loans and Advances as at 30.09.12	Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Sovereign	-	-	-	13
Financial institutions	14	-	14	14
Residential mortgages	15,338	(100)	15,238	15,447
Corporate	1,369	(109)	1,260	2,055
Other retail lending	2,133	(142)	1,991	2,134

			Total	Total
Contingent Liabilities and Commitments			as at	as at

	30.09.12	30.06.12
	£m	£m
Financial institutions	102	13
Residential mortgages	55	60
Corporate	1,871	1,668
Other retail lending	808	875

. Sovereign

- Predominantly £1,615m (30 June 2012: £1,940m) AFS government bonds with no impairment or loss in the AFS reserve

. Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 46.3% (30 June 2012: 46.5%)

- 90 day arrears rates at 1.1% (30 June 2012: 1.0%) and annualised loan loss rates of 18bps (30 June 2012: 17bps) remained broadly stable

- CRL coverage of 23% (30 June 2012: 23%)

. Corporate

- Net loans and advances of £1,260m (30 June 2012: £2,055m), which are focused on large corporate clients with very limited exposure to the property sector

- Balances in early warning lists were broadly stable since December 2011

. Other retail lending

        -       £1,397m (30 June 2012: £1,503m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). During Q3 12, arrears rates have deteriorated while charge off rates have improved

- £417m (30 June 2012: £432m) credit cards and other unsecured loans. During Q3 12, arrears rates have improved while charge off rates have deteriorated

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Appendix IV - Group Exposures to Selected Countries

Portugal	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	130	(117)	13	237	(237)	-	-	-	13	-
Financial institutions	22	(6)	16	284	(177)	(107)	-	-	16	12
Corporate	46	(8)	38	441	(209)	(5)	227	-	265	262

										Total
Fair Value through Equity					Available for Sale Assets as at 30.09.121					as at

Cost	AFS Reserve	Total	30.06.12
£m	£m	£m	£m

Sovereign	592	(15)	577	550
Financial institutions	2	-	2	2
Corporate	436	(1)	435	534

Held at Amortised Cost	Loans and Advances as at 30.09.12			Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Sovereign	37	-	37	38
Financial institutions	49	-	49	31
Residential mortgages	3,461	(25)	3,436	3,510
Corporate	1,744	(254)	1,490	1,619
Other retail lending	1,944	(192)	1,752	1,879

			Total	Total
Contingent Liabilities and Commitments			as at	as at

	30.09.12	30.06.12
	£m	£m
Sovereign	-	4
Financial institutions	1	8
Residential mortgages	29	39
Corporate	1,015	1,240
Other retail lending	1,578	1,449

. Sovereign

- Largely AFS government bonds. No impairment and £15m (30 June 2012: £56m) loss held in the AFS reserve

. Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 76.6% (30 June 2012: 73.1%)

- 90 day arrears rates remained broadly stable at 0.6% (Jun 12: 0.6%) while annualised loan loss rates improved to 62bps (30 June 2012: 76bps)

- CRL coverage of 21% (30 June 2012: 21%)

. Corporate

        -       Net lending to corporates of £1,490m (30 June 2012: £1,619m), with CRLs of £442m (30 June 2012: £512m), impairment allowance of £254m (30 June 2012: £230m) and CRL coverage of 57% (30 June 2012: 45%)

        -        Net lending to property and construction industry of £385m (30 June 2012: £306m) secured, in part, on real estate collateral, with CRLs of £258m (30 June 2012: £240m), impairment allowance of £120m (30 June 2012: £118m)
                 and CRL coverage of 46% (30 June 2012: 49%)

. Other retail lending

- £963m (30 June 2012: £988m) credit cards and unsecured loans. During Q3 12, arrears rates in cards and unsecured portfolios have improved while charge off rates have marginally deteriorated

- CRL coverage of 74% (30 June 2012: 65%) driven by credit cards and unsecured loans exposure

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Appendix IV - Group Exposures to Selected Countries

Ireland	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	61	(61)	-	-	-	-	-	2	2	-
Financial institutions	977	(29)	948	4,805	(3,917)	(888)	-	491	1,439	1,795
Corporate	112	(50)	62	282	(70)	(117)	95	77	234	238

										Total
Fair Value through Equity					Available for Sale Assets as at 30.09.121					as at

	Cost	AFS Reserve	Total	30.06.12
	£m	£m	£m	£m
Sovereign	8	-	8	211
Financial institutions	44	2	46	29
Corporate	3	-	3	3

Held at Amortised Cost	Loans and Advances as at 30.09.12			Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Financial institutions	2,462	(157)	2,305	2,398
Residential mortgages	88	(10)	78	91
Corporate	795	(9)	786	868
Other retail lending	105	-	105	105

			Total	Total
Contingent Liabilities and Commitments			as at	as at

	30.09.12	30.06.12
	£m	£m
Financial institutions	697	548
Corporate	810	1,013
Other retail lending	11	9

. Sovereign

       -       AFS exposure reduced to £8m (30 June 2012: £211m) due to the disposal of government bonds held for the purposes of interest rate hedging and liquidity, which have been replaced by bonds with alternative counterparties

. Financial institutions

- Exposure focused on financial institutions with investment grade credit ratings

- Exposure to Irish banks amounted to £68m (30 June 2012: £82m)

- £1.2bn (30 June 2012: £0.9bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

. Corporate

        -       £786m (30 June 2012: £868m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

- The portfolio continues to perform and has not been impacted materially by the decline in the property sector

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Appendix IV - Group Exposures to Selected Countries

Greece	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1	(1)	-	-	-	-	-	-	-	-
Financial institutions	1	-	1	1,227	(333)	(894)	-	-	1	1
Corporate	1	-	1	1	-	-	1	-	2	2

										Total
Fair Value through Equity					Available for Sale Assets as at 30.09.121					as at

	Cost	AFS Reserve	Total	30.06.12
	£m	£m	£m	£m
Sovereign	1	-	1	1

Held at Amortised Cost	Loans and Advances as at 30.09.12			Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Residential mortgages	6	-	6	8
Corporate	57	-	57	57
Other retail lending	25	(9)	16	19

			Total	Total
Contingent Liabilities and Commitments			as at	as at

	30.09.12	30.06.12
	£m	£m
Corporate	3	3
Other retail lending	11	17

Cyprus	Trading Portfolio	Derivatives	Designated

Fair Value through	Trading	Trading	Net					at FV	Total	Total
Profit and Loss	Portfolio	Portfolio	Trading	Gross	Gross	Cash	Net	through	as at	as at
	Assets	Liabilities	Portfolio	Assets	Liabilities	Collateral	Derivatives	P&L	30.09.12	30.06.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1	-	1	-	-	-	-	-	1	1
Financial institutions	3	-	3	94	(44)	(50)	-	-	3	6
Corporate	8	-	8	15	-	-	15	-	23	15

Held at Amortised Cost					Loans and Advances as at 30.09.12					Total

		Impairment		as at
	Gross	Allowances	Total	30.06.12
	£m	£m	£m	£m
Sovereign	7	-	7	7
Residential mortgages	48	-	48	51
Corporate	125	(15)	110	115
Other retail lending	18	-	18	6

	Total	Total
Contingent Liabilities and Commitments	as at	as at

	30.09.12	30.06.12
	£m	£m
Residential mortgages	1	1
Corporate	87	101
Other retail lending	32	20

1        Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Appendix V - Credit Market Exposures

Barclays Credit Market Exposures1

Nine Months Ended 30.09.12

	As at 30.09.12	As at 30.06.12	As at 31.12.11	As at 30.09.12	As at 30.06.12	As at 31.12.11	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
US Residential Mortgages	$m	$m	$m	£m	£m	£m	£m	£m	£m
ABS CDO Super Senior	2,479	2,535	2,844	1,536	1,615	1,842	(24)	(129)	(153)
US sub-prime and Alt-A2	1,296	1,621	2,134	803	1,033	1,381	68	(12)	56

Commercial Mortgages
Commercial real estate loans and properties	4,553	6,655	8,228	2,821	4,240	5,329	78	-	78
Commercial Mortgage Backed Securities2	489	1,208	1,578	303	770	1,022	135	-	135
Monoline protection on CMBS	5	10	14	3	6	9	-	-	-

Other Credit Market
Leveraged Finance3	6,035	6,090	6,278	3,739	3,880	4,066	(42)	7	(35)
SIVs, SIV -Lites and CDPCs	-	-	9	-	-	6	(1)	-	(1)
Monoline protection on CLO and other	1,078	1,351	1,729	668	861	1,120	(30)	-	(30)
CLO and Other assets2	210	450	596	130	287	386	52	-	52

Total	16,145	19,920	23,410	10,003	12,692	15,161	236	(134)	102

. Barclays credit market exposures arose before the market dislocation in mid-2007 and primarily relate to commercial real estate and leveraged finance

.   During 2012, credit market exposures decreased by £5,158m to £10,003m, reflecting net sales and paydowns and other movements of £4,796m, foreign exchange movements of £464m, offset by net fair value gains and impairment charges of £102m. Net sales, paydowns and other movements of £4,796m included:

- £2,361m of commercial real estate loans and properties including sale of BauBeCon for £898m in August, 100% stake in Archstone for £857m ($1,338m) and sale of Calwest for £341m ($550m) in September

- £817m commercial mortgage-backed securities

- £582m US sub-prime and Alt-A

- £366m monoline protection on CLO and other

- £296m CLO and Other assets

- £287m leveraged finance primarily relating to two counterparties

.   During Q3, credit market exposures decreased by £2,689m, reflecting net sales and paydowns and other movements of £2,575m, foreign exchange movements of £208m, offset by net fair value gains and impairment charges of £94m

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2       Collateral assets of £817m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are managed alongside similar credit market exposures.
         These assets comprised: US sub-prime and Alt-A £440m (31 December 2011: £965m), commercial mortgage-backed securities £247m (31 December 2011: £921m), CLO and Other assets £130m (31 December 2011: £386m).

3 Includes undrawn commitments of £183m (31 December 2011: £180m).

Appendix VI - Other Legal and Regulatory Matters

Other Legal and Regulatory Matters

.   Subsequent to reporting the investigations of the Financial Services Authority and Serious Fraud Office in July and August 2012 respectively, Barclays has been informed by the US Department of Justice (DOJ) and US Securities
      and Exchange Commission (SEC) that they are undertaking an investigation into whether the Group's relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign
      Corrupt Practices Act. Barclays is investigating and fully co-operating with the DOJ and SEC

.   The United States Federal Energy Regulatory Commission (FERC) Office of Enforcement (FERC Staff) has been investigating Barclays power trading in the western US with respect to the period from late 2006 through 2008. On 25
       October 2012, the FERC notified Barclays that it has authorised the issuance of a public Order to Show Cause and Notice of Proposed Penalties against Barclays in relation to this matter. The Order and Notice could be issued as early as today. Barclays intends to vigorously defend this matter

Appendix VII - Other Information

Other Information

Results Timetable1	Date

Ex-dividend date	7 November 2012
Dividend Record date	9 November 2012
Dividend Payment date	7 December 2012
2012 Full Year Results Announcement and 2013 Investor Seminar	12 February 2013

Q1 2013 Interim Management Statement	24 April 2013

	Nine Months Ended	Nine Months Ended	Change
Exchange Rates2	30.09.12	30.09.11	30.09.11 3
Period end - US$/£	1.61	1.56	(3%)
Average - US$/£	1.58	1.62	3%
Period end - €/£	1.25	1.16	(7%)
Average - €/£	1.23	1.15	(7%)
Period end - ZAR/£	13.33	12.58	(6%)
Average - ZAR/£	12.69	11.23	(12%)

Share Price Data	30.09.12	30.09.11
Barclays PLC (p)	214.85	161.35
Absa Group Limited (ZAR)	138.50	134.34

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

1 Note that these announcement dates are provisional and subject to change.

2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

3        The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed.  The change in exchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.